SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549




                      FORM 11-K


       ANNUAL REPORT PURSUANT TO SECTION 15(d)
       OF THE SECURITIES EXCHANGE ACT OF 1934




        For the year ended December 31, 1994

            Commission file number 1-8223

             NATIONAL GAS & OIL COMPANY

                SALARY DEFERRAL PLAN
                   (Title of Plan)




             National Gas & Oil Company
                 1500 Granville Road
                    P.O. Box 4970
               Newark, Ohio 43058-4970
                  (Address of Plan)



             National Gas & Oil Company
(Name of issuer of securities held pursuant to the Plan)




Page 1. Item 1.  Changes in the Plan.

The National Gas & Oil Company Salary Deferral Plan (Plan) was established effective January 1, 1987, with the first employee deferrals commencing on February 27, 1987. The initial Plan documents were filed during the Plan year ended December 31, 1987.

Item 2.  Changes in Investment Policy.

Subsequent to the establishment of the Plan, there have been no material changes during Plan year ended December 31, 1994, in the investment policy with respect to the kind of securities or other investments in which funds held under the Plan may be invested.

Item 3.  Contributions under the Plan.

All contributions made under the Plan by the issuer are measured by reference to the employees' contributions. No such contributions were made by the issuer in 1994.

Item 4.  Participating Employees.

At December 31, 1994 and 1993, there were 125 and 123 respectively, employees participating in the Plan.

Item 5.  Administration of the Plan.

(a)  The Trustee of the Plan is:

     John B. Denison
     Vice President and Secretary
     National Gas & Oil Company
     1500 Granville Road
     P.O. Box 4970
     Newark, Ohio  43058-4970

     The Administrator of the Plan is:

     The Retirement/Employee Benefits Committee of
       the Board of Directors of
     National Gas & Oil Company
     1500 Granville Road
     P.O. Box 4970
     Newark, Ohio  43058-4970
     c/o John B. Denison
       Secretary and Agent

(b) There was no compensation paid from the Plan to any of the Plan Administrators for services in any capacity during the Plan year ended December 31, 1994.




Item 6.  Custodian of Investments.

(a) The Principal Mutual Life Insurance Company (Principal), 711 High Street, Des Moines, Iowa 50309, an insurance company, Park National Bank, Trustee, 50 North 3rd Street, P.O. Box 850 Newark, Ohio 43058-0850 and John B. Denison, Trustee, address set forth above, an individual and executive officer of the Company, acted as custodian of the securities, investments and assets of the Plan.

(b) The Trustees did not receive any fee or compensation from the Plan during the Plan year ended December 31, 1994. The
     Principal received $2,564 in recordkeeping and administrative fees during the Plan year ended December 31, 1994.

(c) The Trustees and Plan Administrators are covered by a blanket crime bond with a primary limit of $350,000 and an excess limit of $10,000,000.

Item 7.  Reports to Participating Employees.

During the Plan year ended December 31, 1994, each Plan participant received quarterly and annual statements reflecting the status of each participating employee's account at the end of each quarter or the year, respectively. A Summary Annual Report will be made available to all participants.

Item 8.  Investment of Funds.

(a)  The Plan does not pay any brokerage commissions.

(b)  Not applicable.

Item 9.  Financial Statement and Exhibit Index.

(a)  Financial Statements                                   PAGE

The following are attached and included herein as Financial Statements of the Planas of and for the three years endedDecember 31, 1994:

  Report of Independent Accountants.                         6

  Statement of Financial Position at December 31, 1994 and
    1993.                                                    7

  Statement of Income and Changes in Plan Equity
   for the years ended December 31, 1994, 1993 and 1992.     8

  Notes to Financial Statements.                          9-13



(b)Exhibits

   Transactions Involving an Amount in Excess of 5% of
   the Current Value of Plan Assets for the Year Ended
   December 31, 1994.                                       14

  Consent of Independent Accountants.                       15



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this Annual
Report to be signed by the undersigned thereunto duly authorized.

                        NATIONAL GAS & OIL COMPANY
                        SALARY DEFERRAL PLAN


                        By ________________________
                           John B. Denison
                           Trustee, Secretary and Agent To
                           The Retirement/Employee Benefits
                           Committee

Date:  May 19, 1995







REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
National Gas & Oil Company and
the Participants of the Salary
Deferral Plan:


   In our opinion, the financial statements listed in the index, appearing under Item 9, on page 3 present fairly, in all material respects, the financial position of the National Gas & Oil Company Salary
   Deferral Plan (the "Plan") at December 31, 1994 and
   1993, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE LLP

Houston, Texas
May 19, 1995




             NATIONAL GAS & OIL COMPANY

                SALARY DEFERRAL PLAN

           STATEMENT OF FINANCIAL POSITION


                                                December 31,
                                           1994             1993
ASSETS

Guaranteed Interest Accounts,
 at market value, and at various
 interest rates (See Note 2)            $408,919         $380,346

Money Market Account, at market value      8,695            9,188

Bond and Mortgage Account, at market
 value                                    44,335           34,579

National Gas & Oil Company Common
 Stock, at market value (cost
 $404,695 and $401,596, respectively)    803,963          764,095

U.S. Common Stock Account,
 at market value (cost $162,390 and
 $104,922, respectively)                 201,365          143,337

TRASOP National Gas & Oil Company
 Common Stock, at market value
 (cost $267,373 and $271,163,
 respectively) (See Note 5)              547,835          528,650

    Total assets                      $2,015,112       $1,860,195
                                      ==========       ==========

Plan Equity                           $2,015,112       $1,860,195
                                      ==========       ==========



The accompanying notes are an integral part of these financial statements.





                NATIONAL GAS & OIL COMPANY

                   SALARY DEFERRAL PLAN

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY



                                    Years Ended December 31,

                                      1994       1993       1992

Contributions from participants    $116,075   $132,071   $140,075

Rollovers into Plan                   1,936          -     17,938

Dividend and interest income         46,914     48,451     41,795

Change in unrealized appreciation
 (See Note 3)                        60,304    292,523    163,340

                                    225,229    473,045    363,148

Amounts withdrawn by participants   (67,748)   (14,927)  (239,422)

Administrative expenses              (2,564)    (5,043)    (1,633)

Increase in Plan equity             154,917    453,075    122,093
Plan Equity:

Beginning of year                 1,860,195  1,407,120  1,285,027

End of year                      $2,015,112 $1,860,195 $1,407,120
                                 ========== ========== ==========



The accompanying notes are an integral part of these financial statements.




  NATIONAL GAS & OIL COMPANY SALARY DEFERRAL PLAN

            NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements of the Salary Deferral Plan (Plan) have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments in the Common Stock Account and The National Gas & Oil Company (Company) Common Stock Accounts are stated at market value as determined from quoted market prices for the last business day of the year.

Investments in the Guaranteed Interest Accounts, Money Market
Account and Bond and Mortgage Account are stated at their estimated market value, which approximates cost.

Plan Expenses

Beginning July 1, 1994, under a new Plan Amendment, all administrative and recordkeeping expenses were paid by the Company. Certain expenses from January 1, 1994 to June 30, 1994 were paid by the Plan.

The Company paid $4,507, $78 and $28,003 of Plan expenses for the year ended December 31, 1994, 1993 and 1992, respectively.

NOTE 2 - SUMMARY DESCRIPTION OF THE PLAN:

The following is a summary of certain provisions of the Plan. A more complete description of the Plan provisions may be found in the Plan documents.

All employees of the Company and its subsidiaries who were full-time employees on November 1, 1986 were eligible to participate in the plan at its inception, January 1, 1987. Any other employee may become a participant on January 1, or July 1 of any year after having attained the age of 21 and completed one year of service as an employee of the Company. Participation is voluntary.

The Company, having final authority to administer the Plan, has established a Trust to receive and invest contributions made to the Plan and to pay and distribute benefits due participants. The Vice President and Secretary of the Company and Park National Bank are Trustees of the Plan. The Plan permits participants to make contributions which qualify under Section 401(k) of the Internal Revenue Code and accordingly, these contributions reduce participants' taxable income for Federal and State purposes.

Through the Principal Mutual Life Insurance Company (Principal), participants can direct contributions to be invested in Guaranteed Interest Accounts, a Common Stock Account, a Money Market Account, and a Bond and Mortgage Account. Through Park National Bank, participants can invest in a National Gas & Oil Company Common Stock Account. In 1992 Park National Bank was appointed co-trustee to handle the buying, selling, holding, and voting of the common stock of the Company held by the Plan.

Participants may elect for each Plan year to defer a portion of their compensation, not to exceed the lesser of 15% of such compen-sation or $9,240 for 1994 and $8,994 for 1993. A participant may elect to make additional voluntary after tax contributions, in a fixed whole percentage, from 1% to 10%, of his compensation, determined after pretax contributions have been made. Additional-ly, participants may rollover distributions from other qualified pension or profit sharing plans. All salary deferrals, voluntary after-tax contributions and rollover contributions are fully vested and nonforfeitable at all times.

The Company may contribute an amount which equals a percentage of the participant's contributions made to the Plan in a given year. This percentage shall be determined at the discretion of the Company's Board of Directors on a semiannual basis. Amounts credited to a participant's employer matching contributions account becomes fully vested after the participant has completed five years of service. The Company made no such contributions to the Plan for the years ending December 31, 1994, 1993 and 1992.

Withdrawal of contributions are permitted only to the extent necessary to meet a financial hardship, unless a participant has retired, died, become disabled, terminated or attained the age of 59-1/2 years, or upon termination of the Plan.

Contributions allocated to the Guaranteed Interest Accounts and interest thereon are deposited by the Trustee with Principal.
These deposits are made under terms of contracts which guarantees principal and interest rates. The interest rate, maturity date and amounts of each account as of December 31, 1994 and 1993, are listed below:

Guaranteed Interest Accounts:
                                    1994             1993

- - - December 31, 1993, 9.29%        $      -         $ 80,950
- - - December 31, 1994, 9.14%          82,907           83,315
- - - December 31, 1995, 8.96%          83,019           79,724
- - - December 31, 1996, 9.22%          77,141            4,155
- - - December 31, 1997, 8.57%          14,838           13,704
- - - December 31, 1998, 7.30%          22,013           20,598
- - - December 31, 1999, 6.27%          67,083           97,900
- - - December 31, 2000, 6.82%          61,918                -


                                  $408,919         $380,346
                                  ========         ========



The $80,950 of Guaranteed Interest Accounts which matured on
December 31, 1993 was reinvested in the Guaranteed Interest
Accounts maturing on December 31, 1996 and December 31, 2000, the
Bond and Mortgage Account, the National Gas & Oil Common Stock
Account and the U.S. Common Stock Account in the following amounts:
$51,172, $15,984, $2,118, $11,264 and $412, respectively.

Contributions allocated to the U.S. Common Stock Account and earnings thereon are invested by the Principal in a pooled investment account invested in U.S. securities, primarily common stocks.

Contributions allocated to the Money Market Account and earnings thereon are invested by Principal in a pooled investment account which invests in money market instruments.

Contributions allocated to the Bond and Mortgage Fund are invested by Principal in a pooled investment account invested in intermediate-term, fixed-income loans.

Contributions allocated to the National Gas & Oil Company Common
Stock Account and earnings thereon are invested by the Trustee, Park National Bank, in National Gas & Oil Company common stock.

NOTE 3 - SUMMARY OF CHANGES IN PLAN EQUITY BY INVESTMENT ACCOUNT:

The balances in each of the investment accounts at December 31, 1994, 1993 and 1992 and the changes in these investment accounts during the periods then ended are as follows:



                                                                                                  TRASOP
                         Guaranteed    Money      Bond and     National Gas                     National Gas  Cash and
                           Interest    Market     Mortgage    & Oil Company    U.S. Common     & Oil Company  Short-term
                           Account     Account    Account     Common Stock     Stock Account   Common Stock   Deposits       Total


Balance at December 31,
 1991                    $ 276,271    $   9,656   $   4,478     $ 450,937       $  72,802        $ 394,254   $  76,629   $ 1,285,027
Contributions from
 participants               46,775        2,723       8,827        62,430          19,320           -           -            140,075
Rollovers into Plan         14,830       -           -             -                1,054            2,054      -             17,938
Transfers, net             (8,558)        7,722       6,700        28,806          35,413            6,546    (76,629)             0
Dividend and interest
 income                     18,384          290         985        12,856          -                 9,280      -             41,795
Change in unrealized
 appreciation               -            -           -             92,301           7,753           63,286      -            163,340
Amounts withdrawn by
 participants             (63,650)     (11,240)     (1,711)      (57,616)        (38,515)         (66,690)      -          (239,422)
Administrative
   expenses                (1,183)         (55)        (80)        -                (315)           -           -            (1,633)
Increase in
   Plan equity               6,598        (560)      14,721       138,777          24,710           14,476    (76,629)       122,093
Balance at December 31,
   1992                    282,869        9,096      19,199       589,714          97,512          408,730           0     1,407,120
Contributions from
   participants             42,032        1,070      12,886        58,708          17,375           -           -            132,071
Rollovers into
   Plan                     -            -           -             -               -                -           -             -
Transfers, net              41,104        7,230         133      (67,119)          18,652           -           -                  0
Dividend and interest
 income                     21,011          442       2,699        14,334          -                 9,965      -             48,451
Change in unrealized
 appreciation               -            -           -            171,575          10,993          109,955      -            292,523
Amounts withdrawn by
 participants              (3,339)      (8,471)      -            (3,117)          -                -           -           (14,927)
Administrative
   expenses                (3,331)        (179)       (338)        -              (1,195)           -           -            (5,043)
Increase in
   Plan equity              97,477           92      15,380       174,381          45,825          119,920      -            453,075
Balance at December 31,
 1993                    $ 380,346    $   9,188   $  34,579     $ 764,095       $ 143,337        $ 528,650   $       0   $ 1,860,195
Contributions from
 participants               30,273          740       8,657        53,206          23,199           -           -            116,075
Rollovers
   into Plan                   484        -           -               968             484           -           -              1,936
Transfers, net              22,111        4,827       2,118      (63,533)          34,477           -           -                  0
Dividend and interest
 income                     21,864          331       (768)        15,051           -               10,436       -            46,914
Change in unrealized
 appreciation                -            -           -            36,769             560           22,975       -            60,304
Amounts withdrawn by
 participants             (44,602)      (6,327)       -           (2,593)            -            (14,226)       -          (67,748)
Administrative
   expenses                (1,557)         (64)       (251)         -               (692)            -           -           (2,564)
Increase in
   Plan equity              28,573        (493)       9,756        39,868          58,028           19,185       -           154,917
Balance at December 31,
   1994                  $ 408,919    $   8,695   $  44,335     $ 803,963       $ 201,365        $ 547,835   $   -       $ 2,015,112



NOTE 4 - TAX STATUS OF THE SALARY DEFERRAL PLAN:

On May 2, 1995, The Internal Revenue Service issued a favorable determination letter on the Plan, which indicates that the terms of the Plan conform to the requirements of Section 401(a) of The Internal Revenue Code. As such, the Plan is exempt from Federal income taxes.

Generally, participants in the Plan are taxed at the time of dis-tributions on the amount by which their total distributions from the Plan exceed their total after-tax contributions to the Plan. However, each participant's tax situation is based upon individual circumstance.

NOTE 5 - MERGER OF PLANS:

Effective December 31, 1988, the National Gas & Oil Corporation Tax Reduction Act Stock Ownership Plan was merged into the Plan. As such, the fair market value of the accounts of TRASOP participants were rolled over into the Plan on the effective date of the merger. The Company believes this merger will have no effect on the tax status of the Plan. The merger will have no effect on existing or current operations of the merged Plans.

NOTE 6 - OTHER:

On March 18, 1991, the Company sold substantially all of the assets of National Energy Service Company (NESC), a subsidiary of the Company. The employees of NESC who were eligible to be partici-pants of the Plan were terminated. The market value of the distribution to the 27 terminated participants from NESC was $79,478 during 1992.